UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): November 29, 2004

Atrium Companies, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**333-20095**	**75-2642488**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3890 West Northwest Highway, Suite 500 Dallas, Texas 75220, (214) 630-5757
(Address of principal executive offices, including zip code
and telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Item 8.01 Other Events

On November 29, 2004, the Registrant issued a press release announcing its proposed comprehensive refinancing plan. The press release is furnished herewith as exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibits

99.1   Press release dated November 29, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATRIUM COMPANIES, INC.
(Registrant)

Date: December 3, 2004   By: /s/ Eric W. Long

Eric W. Long
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

**Exhibit
Number**

99.1   Press release dated November 29, 2004

Exhibit 99.1

ATRIUM COMPANIES, INC. ANNOUNCES REFINANCING PLAN

DALLAS, TEXAS, November 29, 2004 - Atrium Companies, Inc. (the "Company"), one of the largest manufacturers and suppliers of residential windows in North America, announced today that the Company and its parent, Atrium Corporation, intend to effect a comprehensive refinancing plan. The Company expects the proposed refinancing plan to lower overall interest expense as well as extend debt maturities. As part of the refinancing plan, the Company intends to commence a cash tender offer and consent solicitation for all of its outstanding 10 1/2 % Senior Subordinated Notes Due 2009 and repay all outstanding borrowings under its existing senior secured credit facility. The Company intends to finance the proposed tender offer and repay such borrowings with borrowings under a new senior secured credit facility to be obtained by the Company as well as the proceeds from a new senior notes offering by Atrium Corporation.

The securities to be offered have not been registered under the Securities Act of 1933 (the "Securities Act"), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

The Company, based in Dallas, Texas, is one of the largest manufacturers and suppliers of residential windows in North America, with pro forma net sales exceeding $775 million for the last twelve months ended September 30, 2004, approximately 7,000 employees and 80 manufacturing facilities and distribution centers in 22 states and Mexico.

Statements in this press release, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested herein due to certain risks and uncertainties including, without limitation, operating risks. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (the "SEC") made over the last 12 months, copies of which are available from the SEC or may be obtained upon request from the Company's Chief Financial Officer.

Contact:
Atrium Companies, Inc., Dallas
Jeff L. Hull, 214-630-5757